Exhibit 4.2

SECOND AMENDMENT TO THE

AMERICAN SOFTWARE, INC.

2011 EQUITY COMPENSATION PLAN

WHEREAS, American Software, Inc. (the “Company”) has previously adopted the American Software, Inc. 2011 Equity Compensation Plan, as amended (the “Plan”), reserving the right therein to amend the Plan; and

WHEREAS, the Board of Directors of the Company has deemed it advisable and in the best interest of the Company that the Plan be amended to increase the number of shares of Common Stock of the Company which are authorized to be issued under the Plan;

NOW, THEREFORE, subject to the approval of the shareholders of the Company, the Plan is hereby amended as follows:

1. Section 3 of the Plan is removed and replaced with the following:

“Subject to Section 8, the total number of Shares which may be issued under the Plan is 5,000,000 and the maximum number of Stock Appreciation Rights that may be granted is 500,000. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares subject to Awards that terminate or lapse without the payment of consideration may be granted again under the Plan.”

2. This Amendment is subject to approval by the shareholders of the Company.

3. Except as amended herein, the Plan shall remain in full force and effect.

4. All capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Plan.

IN WITNESS WHEREOF, the undersigned has executed this Amendment, effective as of May 13, 2015.

AMERICAN SOFTWARE, INC.

By:	/s/ James R. McGuone
James R. McGuone, Secretary